AD 2/24

KH 2/17

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 16 2011
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42456 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAUREN + MERLIN INC DBA L+M FINANCIAL SERVICES

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 PEARL RD STE 98
(No. and Street)

PARMA (City) OH (State) 44129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKODA MINOTTI
(Name – *if individual, state last, first, middle name*)

6685 BETA DR (Address) MAYFIELD VILLAGE (City) OH (State) 44143 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11015658

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



KH 2/28

## OATH OR AFFIRMATION

I, LAUREN A. FERRANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAUREN & MERLIN INC DBA L+M FINANCIAL SERVICES as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward A. Krause, Attorney
Notary Public, State of Ohio
Commission does not expire.
Section 147.03 O.R.C.

Edward A. Krause
Notary Public

Lauren A Ferrante
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# L & M FINANCIAL SERVICES

## FINANCIAL STATEMENTS
## WITH ADDITIONAL INFORMATION

## YEAR ENDED DECEMBER 31, 2010

L & M FINANCIAL SERVICES

YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

We have audited the accompanying statement of financial condition of L & M Financial Services (the Company) as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Financial Services as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 11, 2011

# L & M FINANCIAL SERVICES

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2010

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,787 |
| Accounts receivable | 31,763 |
| Deposits | 25,675 |
| | 59,225 |
| Furniture, fixtures and computer equipment | 25,573 |
| Less: Accumulated depreciation | (24,054) |
| | 1,519 |
| Marketable securities, at fair value | 107,636 |
| Total assets | $ 168,380 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | | $ 51,060 |
| Accrued commissions | | 12,374 |
| Accrued payroll taxes and other expenses | | 1,759 |
| | | 65,193 |
| STOCKHOLDERS' EQUITY | | |
| Common stock - no par value | | |
| Authorized | - 781 shares | |
| Issued and outstanding | - 773 shares | 141,000 |
| Treasury stock, at cost | - 8 shares | (200) |
| Accumulated deficit | | (37,613) |
| | | 103,187 |
| Total liabilities and stockholders' equity | | $ 168,380 |

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| REVENUE | |
| Sales commissions | $ 355,050 |
| Realized gain on investments | 12,294 |
| Unrealized gain on securities | 41,313 |
| Interest and dividend income | 1,618 |
| Other | 1,278 |
| | 411,553 |
| OPERATING EXPENSES | |
| Bank service charges | 43 |
| Commissions | 124,659 |
| Depreciation | 80 |
| Dues and subscriptions | 5,205 |
| Health insurance | 7,341 |
| Insurance | 2,652 |
| Margin interest expense | 3,427 |
| Office expenses | 28,393 |
| Operating expenses | 16,087 |
| Professional fees | 5,080 |
| Rent | 18,451 |
| Salaries and wages | 149,600 |
| Storage expense | 2,900 |
| Taxes on payroll | 12,126 |
| Telephone | 6,089 |
| | 382,133 |
| NET INCOME | $ 29,420 |

The accompanying notes are an integral part of these financial statements.

# L & M FINANCIAL SERVICES

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## YEAR ENDED DECEMBER 31, 2010

| | Common Stock | Treasury Stock | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at December 31, 2009 | $ 141,000 | $ (200) | $ (67,033) | $ 73,767 |
| Net income | - | - | 29,420 | 29,420 |
| Balance at December 31, 2010 | $ 141,000 | $ (200) | $ (37,613) | $ 103,187 |

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 29,420 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Add back (deduct): Items not affecting cash | |
| Depreciation | 80 |
| Unrealized gain on securities | (41,313) |
| Cash provided by (used in) changes in the following items: | |
| Increase in accounts receivable | (6,466) |
| Decrease in marketable securities | 4,463 |
| Increase in accounts payable | 6,983 |
| Increase in accrued commissions | 4,203 |
| Decrease in accrued payroll taxes and other expenses | (178) |
| Net cash used in operating activities | (2,808) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Acquisitions of furniture, fixtures and computer equipment | (1,599) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (4,407) |
| CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR | 6,194 |
| CASH AND CASH EQUIVALENTS - END OF YEAR | $ 1,787 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

| | |
|---|---|
| INTEREST | $ 3,427 |

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lauren & Merlin Inc, dba L & M Financial Services (the Company) was incorporated in 1986 in the state of Ohio and is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) and is engaged in managed accounts with a concentration in Northeast Ohio. All trades are cleared and settled through RBC Correspondent Services, a Division of RBC Capital Markets, which is a member of the New York Stock Exchange and the Securities Investor Protection Corporation.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

Accounts Receivable

Accounts receivable represent commissions due from clearing brokers and agents at the end of the month. These amounts are generally paid by the fifth business day of the following month.

Deposits

The Company maintains a $25,000 security deposit at RBC Correspondent Services and a $675 security deposit for its rented office space.

Furniture, Fixtures and Computer Equipment

Furniture, fixtures and computer equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of the assets, which is five years.

Marketable Securities

Marketable securities consist of listed securities that are considered to be available-for-sale and are reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in earnings. The cost of the investments is approximately $92,000.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Accounts Payable

Accounts payable represents the amount of margin balance (at 7.25% at December 31, 2010) due to RBC Correspondent Services.

### Accrued Commissions

Commissions represent amounts due to the Company's registered representatives at the end of the month. These amounts are generally paid by the seventh business day of the following month.

### Accrued Payroll Taxes and Other Expenses

Accrued payroll taxes and other expenses represent mostly city and state income taxes withheld from employees' pay at the end of the month. These amounts are paid to the tax authorities by the applicable due date.

### Revenue Recognition

Commissions are recognized as income when earned, rather then when received.

### Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation Federal income and state taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

### Subsequent Events

The Company evaluated subsequent events through February 11, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

## 2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2010, the Company exceeded all net capital requirements.

3. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.

- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liabilities based on the best available information.

All of the Company's investments are Level 1.

# L & M FINANCIAL SERVICES

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

## DECEMBER 31, 2010

| FORM X-17A-5 LINE | | |
|---|---|---|
| **COMPUTATION OF NET CAPITAL:** | | |
| 1 | Total stockholders' equity from statement of financial condition | $ 103,187 |
| 2 | Less: Stockholders' equity not allowable for net capital | - |
| 3 | Total stockholders' equity qualified for net capital | 103,187 |
| 6D | Total other deductions | (2,194) |
| 8 | Net capital before haircuts on security positions | 100,993 |
| 9 | Haircuts on securities pursuant to 15c3-1 | (16,146) |
| 10 | Net capital | $ 84,847 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | | |
| 11 | Minimum net capital required | $ 942 |
| 12 | Minimum dollar requirement | $ 5,000 |
| 13 | Net capital requirement | $ 5,000 |
| 14 | Excess net capital | |
| | Net capital | $ 84,847 |
| | Less: Net capital requirement | (5,000) |
| | Total | $ 79,847 |
| 15 | Excess net capital at 1000 percent | $ 78,847 |
| **AGGREGATE INDEBTEDNESS:** | | |
| 16 and 19 | Aggregate indebtedness liabilities | $ 14,133 |
| 20 | Percent of aggregate indebtedness to net capital | 16.66% |
| 21 | Percent of debt to debt-equity computed in accordance with Rule 15c3-1 | 0% |

See the Independent Auditors' Report.

L & M FINANCIAL SERVICES

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2010

| | Audited | Unaudited | Increase (Decrease) |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL: | | | |
| Total stockholders' equity from statement of financial condition | $ 103,187 | $ 103,187 | $ - |
| Less: Stockholders' equity not allowable for net capital | - | - | - |
| Total stockholders' equity qualified for net capital | 103,187 | 103,187 | - |
| Total other deductions | (2,194) | (2,194) | - |
| Net capital before haircuts on security positions | 100,993 | 100,993 | - |
| Haircuts on securities pursuant to 15c3-1 | (16,146) | (16,146) | - |
| Net capital | $ 84,847 | $ 84,847 | $ - |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | | |
| Minimum net capital required | $ 942 | $ 942 | $ - |
| Minimum dollar requirement | $ 5,000 | $ 5,000 | $ - |
| Net capital requirement | $ 5,000 | $ 5,000 | $ - |
| Excess net capital | | | |
| Net capital | $ 84,847 | $ 84,847 | $ - |
| Less: Net capital requirement | (5,000) | (5,000) | - |
| Total | $ 79,847 | $ 79,847 | $ - |
| Excess net capital at 1000 percent | $ 78,847 | $ 78,847 | $ - |
| AGGREGATE INDEBTEDNESS: | | | |
| Aggregate indebtedness liabilities | $ 14,133 | $ 14,133 | $ - |
| Percent of aggregate indebtedness to net capital | 16.66% | 16.66% | 0.00% |
| Percent of debt to debt-equity computed in accordance with Rule 15c3-1 | 0% | 0% | 0% |

›e the Independent Auditors' Report.

L & M FINANCIAL SERVICES

INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2010

L & M Financial Services conforms to the exemption provision under Rule 15c3-3 by not collecting or holding funds or securities for, nor owing money or securities, to customers.

See the Independent Auditors' Report.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

In planning and performing our audit of the financial statements and supplementary financial information of L & M Financial Services (the Company), as of and for the year ended December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 11, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042456 FINRA DEC
LAUREN & MERLIN INC 17*17
D/B/A L & M FINANCIAL SERVICES
5510 PEARL RD STE 98 LOWR LEVEL
PARMA OH 44129-2550

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 869.79

B. Less payment made with SIPC-6 filed (exclude interest) ( 354.81 )

______
Date Paid

C. Less prior overpayment applied ( 73.65 )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 441.33

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 441.33

H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAUREN & MERLIN INC
DBA L+M Financial Services
(Name of Corporation, Partnership or other organization)

Lauren A [signature]
(Authorized Signature)

CEO
(Title)

Dated the 20 day of JAN, 20 11.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 501681 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 90414 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 63348 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________________ | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $__________ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $__________ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 153762 |
| 2d. SIPC Net Operating Revenues | $ 347919 |
| 2e. General Assessment @ .0025 | $ 869.79 |

(to page 1, line 2.A.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

# FOCUS REPORT

FORM X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: L&M FINANCIAL SERVICES [13]

SEC. FILE NO.: 8-42456 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

5510 PEARL RD, LOWER LEVEL #98 [20]
(No. and Street)

PARMA [21] OH [22] 44129 [23]
(City) (State) (Zip Code)

FIRM ID NO.: 26247 [15]

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/10 [24]

AND ENDING (MM/DD/YY): 12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lauren A Ferrante [30]

(Area code) - Telephone No.: (440) 884-4495 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

| | | OFFICIAL USE | |
|---|---|---|---|
| | [32] | | [33] |
| | [34] | | [35] |
| | [36] | | [37] |
| | [38] | | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a) )

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | | | |
|---|---|---|---|
| L&M FINANCIAL SERVICES | N | 3 | [100] |

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-42456 [98]
Consolidated [198]
Unconsolidated X [199]

### ASSETS

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | $ 1,787 [200] | | $ 1,787 [750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | 56,763 [295] | | |
| B. Other | [300] | $ [550] | 56,763 [810] |
| 3. Receivables from non-customers | [355] | [600] | [830] |
| 4. Securities and spot commodities owned, at market value: | | | |
| A. Exempted securities | [418] | | |
| B. Debt securities | [419] | | |
| C. Options | [420] | | |
| D. Other securities | 107,636 [424] | | |
| E. Spot commodities | [430] | | 107,636 [850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost $ [130] | | | |
| B. At estimated fair value | [440] | [610] | [860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [460] | [630] | [880] |
| A. Exempted securities $ [150] | | | |
| B. Other securities $ [160] | | | |
| 7. Secured demand notes: | [470] | [640] | [890] |
| Market value of collateral: | | | |
| A. Exempted securities $ [170] | | | |
| B. Other securities $ [180] | | | |
| 8. Memberships in exchanges: | | | |
| A. Owned, at market $ [190] | | | |
| B. Owned, at cost | | [650] | |
| C. Contributed for use of the company, at market value | | [660] | [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [480] | [670] | [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization. | [490] | 1,519 [680] | 1,519 [920] |
| 11. Other assets | [535] | 675 [735] | 675 [930] |
| 12. Total Assets | $ 166,186 [540] | $ 2,194 [740] | $ 168,380 [940] |



OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
L&M FINANCIAL SERVICES — as of 12/31/10

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|---|
| 13. Bank loans payable | | $ [1045] | $ [1255] | $ [1470] |
| 14. Payable to brokers or dealers: | | | | |
| A. Clearance account | | [1114] | [1315] | 51,060 [1560] |
| B. Other | | [1115] | 51,060 [1305] | [1540] |
| 15. Payable to non-customers | | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | | 14,133 [1205] | [1385] | 14,133 [1685] |
| 18. Notes and mortgages payable: | | | | |
| A. Unsecured | | [1210] | | [1690] |
| B. Secured | | [1211] | [1390] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | | |
| A. Cash borrowings: | | | [1400] | [1710] |
| 1. from outsiders | $ [970] | | | |
| 2. Includes equity subordination (15c3-1(d)) of ...... | $ [980] | | | |
| B. Securities borrowings, at market value from outsiders | $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | | [1420] | [1730] |
| 1. from outsiders | $ [1000] | | | |
| 2. includes equity subordination (15c3-1(d)) of ...... | $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | | $ 14,133 [1230] | $ 51,060 [1450] | $ 65,193 [1760] |

### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole proprietorship | | $ [1770] |
| 22. Partnership (limited partners) | $ [1020] | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | 141,000 [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | (37,613) [1794] |
| E. Total | | 103,387 [1795] |
| F. Less capital stock in treasury | | ( 200) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 103,187 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 168,380 [1810] |

OMIT PENNIES

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
L&M FINANCIAL SERVICES as of 12/31/10

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ | 103,187 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( | ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 103,187 | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ | 103,187 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 2,194 | 3540 | | | |
| B. Secured demand note deficiency | | 3590 | | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | | |
| D. Other deductions and/or charges | | 3610 | ( | 2,194) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. Net Capital before haircuts on securities positions | | | $ | 100,993 | 3640 |
| 9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)): | | | | | |
| A. Contractual securities commitments | $ | 3660 | | | |
| B. Subordinated securities borrowings | | 3670 | | | |
| C. Trading and investment securities: | | | | | |
| 1. Exempted securities | | 3735 | | | |
| 2. Debt securities | | 3733 | | | |
| 3. Options | | 3730 | | | |
| 4. Other securities | 16,146 | 3734 | | | |
| D. Undue concentration | | 3650 | | | |
| E. Other (List) | | 3736 | ( | 16,146 ) | 3740 |
| 10. Net Capital | | | $ | 84,847 | 3750 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

L&M FINANCIAL SERVICES as of 12/31/10

## Part A
### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 942 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 79,847 | 3770 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | $ | 78,847 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 14,133 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 19. Total aggregate indebtedness | | | | $ | 14,133 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | | % | 16.66 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) | | | | % | 0.00 | 3860 |

## Part B
### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess net capital (line 10 less 24) | $ | | 3910 |
| 26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement | $ | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

L&M FINANCIAL SERVICES

For the period (MMDDYY) from 10/01/10 [3932] to 12/31/10 [3933]

Number of months included in this statement 3 [3931]

## STATEMENT OF INCOME (LOSS)

### REVENUE

| Item | | Amount | Code |
|---|---|---|---|
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | | $ 39,248 | 3935 |
| b. Commissions on listed option transactions | | 28,812 | 3938 |
| c. All other securities commissions | | 48,283 | 3939 |
| d. Total securities commissions | | 116,343 | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | 30,377 | 3952 |
| 4. Profits (losses) from underwriting and selling groups | | | 3955 |
| 5. Revenue from sale of investment company shares | | 1,470 | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | 3,301 | 3995 |
| 9. Total revenue | | $ 151,491 | 4030 |

### EXPENSES

| Item | | Amount | Code |
|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | 17,500 | 4120 |
| 11. Other employee compensation and benefits | | 53,355 | 4115 |
| 12. Commissions paid to other brokers-dealers | | | 4140 |
| 13. Interest expense | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | [4070] | | |
| 14. Regulatory fees and expenses | | 1,950 | 4195 |
| 15. Other expenses | | 54,090 | 4100 |
| 16. Total expenses | | $ 126,895 | 4200 |

### NET INCOME

| Item | | Amount | Code |
|---|---|---|---|
| 17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ 24,596 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of | [4238] | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of | [4239] | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ 24,596 | 4230 |

### MONTHLY INCOME

| Item | Amount | Code |
|---|---|---|
| 23. Income (current month only) before provision for Federal Income taxes and extraordinary items | 31,607 | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

L&M FINANCIAL SERVICES

For the period (MMDDYY) from 10/01/10 to 12/31/10

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | | $ 78,591 | 4240 |
| A. Net income (loss) | | 24,596 | 4250 |
| B. Additions (includes non-conforming capital of | $ [4262] ) | | 4260 |
| C. Deductions (includes non-conforming capital of | $ [4272] ) | | 4270 |
| 2. Balance, end of period (from item 1800) | | $ 103,187 | 4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (from item 3520) | $ | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER**

L&M FINANCIAL SERVICES as of 12/31/10

### Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .................................. $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained ............................ ______ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
RBC Capital Markets [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission ........................................................ ______ [4580]

### Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposed Withdrawal or Accrual (See below for code to enter) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |
| | | TOTAL | $ [4699] | | |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

| WITHDRAWAL CODE: | DESCRIPTION |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |
| 4. | 15c3-1(c) (2) (iv) Liabilities |